January 13, 2025

Chun Leung Chow
Chief Executive Officer
Hamco Ventures Ltd
Mandar House, 3rd Floor
Johnson   s Ghut, Tortola
British Virgin Islands

       Re: Hamco Ventures Ltd
           Registration Statement on Form F-1
           Filed December 16, 2024
           File No. 333-283829
Dear Chun Leung Chow:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed December 16, 2024
Cover Page

1. Please disclose on the prospectus cover page the anticipated trading symbol for your
       Ordinary Shares on OTC Pink. Refer to Item 501(b)(4) of Regulation S-K.
2. We note your disclosure regarding risks relating to your corporate structure. Please also provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this holding company structure.
3. Where you discuss recent regulatory actions by the Chinese government, such as those relating to data security and anti-monopoly concerns, please include cross-
       references to individual risk factors.
 January 13, 2025
Page 2

4.     Please disclose that the same "legal and operational    risks associated
with operating in
       China also apply to operations in Hong Kong. Please also include a discussion of
       China's Enterprise Tax Law.
5. Where you discuss cash transfers throughout your organization, please provide a cross-reference to the consolidated financial statements. Also, where you discuss the risk that cash may not be available for use outside of the PRC or Hong Kong due to restrictions imposed by the Chinese government and restrictions on your ability to transfer cash, please provide cross-references to individual risk factors discussing this risk.
6. We note your prospectus cover page disclosure regarding whether and how the
       Holding Foreign Companies Accountable Act, as amended by the
Consolidated
       Appropriations Act, and related regulations will affect your company appears overly repetitive and appears in a large number of paragraphs. Please revise to remove duplicative disclosure and to present this information in a more consolidated manner.
7. We note your capital structure authorizes different classes of stock (i.e. ordinary and preferred) with disparate voting rights. Please revise the prospectus cover page to quantify the voting power that the preferred shares will have after the offering due to the disparate voting rights attached to the two classes of stock and, to the extent material, identify any major holder or holders of such shares. Additionally, please add a section to the prospectus summary and a risk factor to discuss your capital structure to include these disparate voting rights.
Overview, page 1

8. Please revise to clarify that you have one officer, director and employee. Additionally, please revise to clarify the limited development activities that you have completed since inception. In this regard, we note the limited development activities detailed on page 54.
9.     Please revise to discuss your auditor   s going concern opinion.
Disclose your
       monthly    burn rate    and the month you will run out of funds without
additional
       capital. Also, revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each. Additionally, please revise to disclose your limited revenues and net losses for the financial periods contained in the registration statement. Prospectus Summary, page 1

10. Please disclose each permission or approval that you and your subsidiaries, are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
       Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
       other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such
 January 13, 2025
Page 3

       permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. If you have determined that certain permissions/approvals are not required/applicable, please discuss how you came to
       that conclusion, why that is the case, and the basis on which you made that determination.
Risk Related to Doing Business in Hong Kong, page 2

11. Where you discuss the risk that the Chinese government could exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, please clarify that this risk could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor listed in this section, please provide a cross-reference (title and page number) to the relevant individual detailed risk factor.
Cash Transfers and Dividend Distributions, page 4

12. Please provide a more detailed description of how cash is transferred through your organization. Additionally, please provide cross-references to the consolidated financial statements.
Summary Consolidated Financial Data, page 9

13. Please revise to also include interim balance sheet and interim statement of operations financial information.
Risk Factors, page 11

14. We note that a number of risk factors reference dated information from your audited financial statements for the fiscal year ended June 30, 2024 rather than updated information from your most recent interim financial statements. For example, the second risk factor references a dated cash balance. Please revise this section and the prospectus throughout to reference the most up to date financial information.
Our performance and growth depend on our ability to generate client referral..., page 13

15. Please revise this risk factor to disclose that you currently have one client, thus increasing your difficulty in obtaining client referrals. We also note your disclosure that you will depend "on the financial advisors, financial institutions, law firms and other third parties who use our services." Please disclose that you have no such clients yet, if true.
The highly competitive market for our services and industry fragmentation..., page 13

16. We note that you disclose here that the "financial communications" industry is highly competitive. However, it does not appear that you operate in this industry. Please reconcile this disclosure here, and on pages 28 and 29.
 January 13, 2025
Page 4

Our sole officer and director currently hold and will continue to hold a sufficient total outstanding voting power..., page 41

17. Please revise to quantify your sole officer and director's aggregate voting power due to his ownership of ordinary and preferred shares.
Business, page 54

18. Refer to the chart on page 54. Please revise to include ownership (ordinary and preferred shares) and voting information pre and post-offering regarding public stockholders and your controlling shareholders. Please include enough information so that investors can clearly understand your capital structure and disparate voting rights post-offering.
19. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, such as your intentions to develop and operate a QSR brand or offer franchisee support services, the discussion should be balanced with a discussion of the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.
20. We note references throughout to your "QSR brand." Please revise to more specifically identify the brand and restaurant concept.
21. Please provide the status of your efforts to obtain additional start-up capital.
22. We note your disclosure on page 56 that you do not own properties, trademarks, plants and equipment. However, we also note your risk factor on page 15 indicating that you lease your office facilities. Please reconcile this disclosure. Refer to Item
       4(D) of Form 20-F.
Plan of Operations, page 55

23.    We note that you disclose an    established presence and reliability
and a    robust
       network of Hong Kong clients   , however, you only have one client.
Please reconcile.
24. We note your disclosure that you distinguish yourself through your "technical acumen," but you have not yet developed any technology as a part of your business or operations. Please balance all aspirational statements with a discussion of the time frame for implementing future plans, the steps involved, the associated costs.
25. Here and throughout your prospectus, where you refer to your "management team" as a factor of your competitive advantage, please disclose that you currently only have one officer/director/employee.
 January 13, 2025
Page 5

Management, page 66

26. Please provide disclosure here, as you do elsewhere in the prospectus (such as on page
       17), that your board of directors acts as your compensation committee, consisting of no independent directors. Refer to Item 6(C)(3) of Form 20-F. Principal Shareholders, page 69

27. Please revise the included table to disclose information for each class of the company's voting securities. Refer to Item 7(A) of Form 20-F. In this regard, the table should be expanded to include comparable information regarding the company's preferred shares and their ownership.
Related Party Transactions, page 69

28. We note your financial statements disclose an amount due to a director. Please revise this section to provide the information required by Item 7(B) of Form
20-F.
Plan of Distribution, page 87

29. We note this this section references that certain shareholders may participate in the offering. Please delete all references to shareholders or advise. In this regard, we note that the prospectus cover page discloses that this is a self-underwritten offering by the company and its officers and directors.
Legal Matters, page 92

30. We note the reference to "Class A Ordinary Shares" here and on pages 82 and
       91. Please reconcile with the company's disclosed capital structure or advise.
Enforceability of Civil Liabilities, page 94

31. In this section, please specifically state that Mr. Chun Leung Chow is a Hong Kong resident, if true. Please also include this disclosure in your risk factor on page 34.
Exhibit 23.1, page 96

32. The consent of your auditors, dated December 12, 2024, refers to their audit report dated December 12, 2024, while the audit report in the filing is dated December 13,
       2024. Please make arrangements with your auditors to correct this inconsistency.
Audited Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-4

33. On page F-18, you disclose 105.5 million Ordinary Shares were issued at your inception on February 7, 2024. On page F-18, you also disclose you sold
99.6 million
       Ordinary Shares on May 29, 2024. Please tell us how you computed your weighted average shares outstanding of:
           50,626,849 for the period from February 7, 2024 (inception) to June 30, 2024 and
           51,696,438 for the period from July 1, 2024 to September 30, 2024. Also, revise your audited and interim financial statements and your disclosures
       throughout the filing to correct these inconsistencies, as applicable. January 13, 2025
Page 6


Consolidated Statements of Cash Flows, page F-6

34. The incurring of deferred offering costs during the period ended June 30, 2024 with an offsetting entry to accounts payable represents a non-cash activity. Please disclose your non-cash activities as required by ASC 230-10-50-3 through 50-6. General

35. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule
       163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
36. We note that throughout the prospectus, you disclose that you will leverage industry
       "expertise" as a part of your competitive advantage. Please explain this expertise, as it does not appear your sole officer and director, Chun Leung Chow, has experience in your particular industry.
37. We note your disclosure on page 33 that as of June 30, 2024, we have identified a material weakness in our internal control over financial reporting. Please revise your disclosure where appropriate, such as in the Management's Discussion and Analysis of
       Financial Condition and Results of Operations section to discuss this material weakness and whether or not it has been remediated and if not, the timeline for remediation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   John O   Leary